EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate report - commencement of negotiations for acquisition of Eurocom's shares in D.B.S.

Further to the Company's immediate reports from November 3, 2013, November 7, 2013 and March 26, 2014, regarding the Antitrust Authority's decision on the Company's merger with D.B.S. Satellite Services (1998) Ltd. (hereinafter, "DBS"), and further to the description in section 1.1.2 of the chapter containing a description of the Company's business affairs in its 2013 periodic report, as well as the update to such section in the quarterly report for the period ending September 30, 2014, the Company hereby provides notification that the Board of Directors subcommittee that was established to handle the matter made progress on evaluating the alternatives available to it, and on November 18, 2014, decided to commence negotiations with Eurocom D.B.S. Ltd. ("Eurocom") for the possible acquisition of its shares of D.B.S. by means of a proposed cash transaction.

It is emphasized that in the Company's present early stages of negotiations, there can be no certainty that the transaction will be implemented in accordance with the aforementioned proposal or at all and/or regarding the terms of such transaction and/or whether the approvals required by law for its implementation will be received. In view of the foregoing, the Company is unable, at the present stage, to arrive at an estimated purchase price and/or the approximate timetable for negotiations, if at all.

The statements in this immediate report include forward-looking information; as such term is defined in the Israel Securities Law, 5728-1968 and is based on the Company’s assumptions as of the current date. Such forward-looking information may not materialize, or materialize differently from what is expected, based on progress and factors beyond the Company's control.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.